Announcement regarding hanarotelecom’s WiBro license

hanarotelecom Inc.(“the Company”) held the BOD meeting in the head office located in Tae-pyung-ro for 3 hours from 10:00am on Apr. 25 and decided not to proceed with the WiBro business.

Since selected as a WiBro service provider on Jan. 31, hanarotelecom has conducted an in-depth analysis for the last 3 months on various aspects of the Company’s future business strategies with internal and external experts to actively cope with rapidly-changing technologies and environments in the Korean telecommunications market.

The result of this analysis has led to the decision made in today’s BOD meeting. The reasons hanarotelecom inevitably has decided not to proceed with the WiBro business are as follows.

Given the rapidly-changing environment of the Korean fixed telecommunications market, hanarotelecom has concluded that it needs to further strengthen the competitiveness of its broadband business, a core revenue source, in this market situation.

Against this backdrop, hanarotelecom has decided that for the time being, the Company will focus all its resources on business areas that can help improve the profitability of the broadband Internet business and strengthen its competitiveness as well as align its mid-to-long-term business strategies accordingly.

The WiBro service that hanarotelecom has pursued is a new type of telecommunications service with a great potential of growth, based on the premise that the current fixed broadband Internet market will be stabilized.

However, it is expected that there will an increasingly over-heated competition among more than 100 service providers in the fixed broadband Internet market due to slowed growth of the broadband Interment market with less than 5% of estimated annual average growth rate, continuous penetration of the market by cable TV operators with their low-priced products, and Powercomm, a large nation-wide network provider’s entry into the retail business despite current saturation of the market.

Therefore, hanarotelecom has decided to focus all the core company resources on the broadband Internet business for the time being to build a solid foundation for further growth through Korea Thrunet Co., Ltd. acquisition as well as to defend its market and customers by proactively coping with expected aggressive movements of its competitors.

To that end, hanarotelecom will make its utmost efforts to bring Thrunet’s court receivership to an end as early as possible and to maximize synergies from Thrunet acquisition at an early stage by promptly proceeding with integration of network and subscribers of hanarotelecom and Thrunet.

Even though hanarotelecom has decided not to proceed with the WiBro business, it will pay keen attention to the development of WiBro and HSDPA competition in the next generation telecommunications market, and if necessary, hanarotelecom will provide fixed/wireless convergence services through strategic alliance with relevant wireless service providers or other avenues.

As mentioned before, hanarotelecom is planning to further enhance its competitiveness as well as profitability by focusing all the company resources on core businesses such as broadband Internet and voice.

In particular, hanarotelecom will stabilize the broadband market and put fair competition practices in place by completing Thrunet acquisition as soon as possible and by doing so, it will also seek to promote profit growth of the overall telecommunications industry.

Also, hanarotelecom will continuously develop new markets for the era of telecommunications/broadcasting convergence such as TPS and i-COD based on its broadband network, more advanced than those of its competitors.